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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                SCHEDULE 13G/A


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*

                           TRIARC COMPANIES, INC.
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                               (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   895927101
                        ------------------------------
                                (CUSIP Number)

                               December 31, 2000
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [x] Rule 13d-1(b)
     [_] Rule 13d-1(c)
     [_] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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   CUSIP NO.  895927101       13G/A

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      NAME OF REPORTING PERSON
 1.   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY
          522060316

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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2.                                                             (a) [_]
                                                                (b) [_]

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      SEC USE ONLY
 3.

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 4.
          Delaware

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                          SOLE VOTING POWER
                     5.
     NUMBER OF            1,763,863

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6.
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7.
    REPORTING             1,763,863

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8.
                          -0-
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9.
      1,763,863
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10.
                                                                    [_]

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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11.
      8.7%

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      TYPE OF REPORTING PERSON
12.
      IA
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CUSIP No. 895927101      13G/A


Item 1(a).  Name of Issuer:
            Triarc Companies, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            280 Park Avenue
            New York, NY 10017

Item 2(a).  Name of Persons Filing:
            Lockheed Martin Investment Management Company

Item 2(b).  Address of Principal Business Office or, if none,
            Residence:
            Lockheed Martin Investment Management Company
            6705 Rockledge Drive, Suite 550
            Bethesda, Maryland 20817-1814

Item 2(c).  Citizenship:
            Delaware

Item 2(d).  Title and Class of Securities:
            Common Stock

Item 2(e).  CUSIP Number
            895927101

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
         (c), check whether the person filing is a:

         (a)[_] Broker or Dealer registered under Section 15 of the Exchange Act.
         (b)[_]  Bank as defined in Section 3(a)(6) of the Exchange Act.
         (c)[_] Insurance Company as defined in Section 3(a)(19) of the Exchange Act.
         (d)[_] Investment Company registered under Section 8 of the Investment Company Act.
         (e)[X]  An investment adviser in accordance with Rule 13d-
                 1(b)(1)(ii)(E).
         (f)[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
         (g)[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).
         (h)[_] A savings association as defined in Section (b) of the Federal Deposit Insurance Act.
         (i)[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
         (j)[_]  A group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership:
         (a)  Amount beneficially owned: 1,763,863
         (b)  Percent of class: 8.7%
         (c)(i)   Sole power to vote or to direct the vote: 1,763,863
         (c)(ii)  Shared power to vote or to direct the vote:  0
         (c)(iii) Sole power to dispose or to direct the disposition of: 1,763,863
         (c)(iv)  Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:
         Not applicable.
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CUSPID No. 895927101     13G/A

Item 6.  Ownership of More Than Five Percent on Behalf of Another
         Person:

Lockheed Martin Corporation Master Retirement Trust, of which the Reporting Person is the named fiduciary and investment adviser, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person in an amount exceeding 5%.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
         Not applicable.

Item 8.  Identification and Classification of Members of the Group:
         Not applicable.

Item 9.  Notice of Dissolution of Group:

The shares of Common Stock beneficially owned by the Reporting Person were previously considered to be beneficially owned by a separate investment adviser, as part of a group, whose services were terminated on May 22, 2000. Accordingly, the Reporting Person now has sole voting and investments power with respect to the shares of Common Stock reported in this Schedule 13G/A. All further filings with respect to transactions in the Common Stock will be filed, if required, by the Reporting Person, in its individual capacity.

Item 10.  Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOCKHEED MARTIN INVESTMENT MANAGEMENT COMPANY

By: /s/ Jeffrey A. Sharpe
        Vice President and General Counsel
        Dated February 8, 2001